UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
 Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-33808

SYMETRA FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

777 108th Avenue NE, Suite 1200
Bellevue, WA 98004
(425) 256-8000
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.25% Senior Notes due 2024
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 36 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Symetra Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2016

SYMETRA FINANCIAL CORPORATION

By:	/s/ David S. Goldstein
	Name:	David S. Goldstein
	Title:	Senior Vice President,
General Counsel and Secretary